EXHIBIT 99.18

Chunghwa Telecom

July 7, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2016

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Jun	Net sales	19,049,375	19,141,685	(-)92,310	(-)0.48%

Jan- Jun	Net sales	113,139,585	113,393,400	(-)253,815	(-)0.22%

b Trading purpose : None